

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2018

Christian Storch
Vice President and Chief Financial Officer
Altra Industrial Motion Corp.
300 Granite Street, Suite 201
Braintree, MA 02184

     Re: Altra Industrial Motion Corp.
         Form 10-K for Fiscal Year Ended December 31, 2017
         Form 10-Q for Fiscal Quarter Ended March 31, 2018

Dear Mr. Storch:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing and
                     Construction